Performance for the Quarter ended June 30, 2018 Jatin Dalal Chief Financial Officer Wipro Limited Exhibit 99.2

IT Services Revenue for the quarter $ 2026.5 (at upper end of our guidance) Million 137.0 (increased 5.2% YoY) Billion

IT Services Margin for the quarter Operating Margins 17.2% +35 bps YoY Operating Profit increased 9.4% YoY

Net income for the quarter Highlights: Net Income stable at 15.2% of Revenue EPS for the quarter was ₹4.71 per share, increasing by 9.9% YoY The Effective Tax Rate for Q1’19 was 21.9% ₹ 21.2 Billion

Operating Cash flow for the quarter 136% of Net Income Gross Cash: ₹32,141 crores ₹ 28.8 Billion Net Cash: ₹20,369 crores

Quarter highlights Business Units Banking, Financial Services & Insurance Consumer Business Unit ↑ 3.0% QoQ in CC terms ↑ 2.6% QoQ in CC terms Geographies US ↑ 2.9% QoQ in CC terms Services Modern Application Services Digital ↑ 3.3% QoQ in CC terms ↑ 6.2% QoQ in CC terms APAC ↑ 1.1% QoQ in CC terms Technology ↑ 7.2% YoY in CC terms Product Engineering Services ↑ 7.0% YoY in CC terms

Other highlights Top account grew 2.6% QoQ Utilization* at an all time high of 85.2% FPP mix at all time-high of 58.9% Generated free cash flow of ₹25,062 million at 118% of Net Income EPS grew 9.9% YoY to ₹4.71 per share *net utilization excluding trainees

Outlook for quarter ending September 30, 2018 Q2FY19 0.3% to 2.3% excluding the impact of divestment of hosted data center business in Q1FY19 We expect the revenue from our IT Services business to be in the range of $2,009 million to $2,049 million*. * Outlook is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.18, AUD/USD at 0.75, USD/INR at 68.50 and USD/CAD at 1.29.

Thank You

Reconciliation of Selected GAAP measures to Non-GAAP measures  Wipro Limited and Subsidiaries (Amounts in ₹ crore) Computation of Gross cash position   Cash and cash equivalents 7,068 Investments - Current 25,073 Total 32,141 IT Services Revenue to IT Services Revenue as per IFRS ($MN) IT Services Revenue as per IFRS $2026.5 IT Services Revenue as per IFRS $2,026.5 Effect of Foreign currency exchange movement $37.7 Effect of Foreign currency exchange movement ($7.2) Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates $ 2,064.2   Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year $2,019.3 Reconciliation of Non-GAAP constant currency revenue for three months ended June 30, 2018 Reconciliation of Gross Cash as of June 30, 2018